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Paris, October 20, 2006

File n° 82 – 3668
Valeo A.D.R.'s

Dear Sirs,

Please find enclosed our latest releases dated October 20, 2006 concerning:

- Our Q3-2006 Results
- The announcement of a project to sell our Electrical Motors & Actuators activity

Yours faithfully,



Rémy Dumoulin
Investor Relations Director



Encl. 2



VALEO - Siège Social : 43, rue Bayen - 75848 Paris Cedex 17 - France - Tel. +33 (0)1 40 55 20 20 - Fax +33 (0)1 40 55 21 71 .
Société Anonyme au capital de 246 401 184 Euros - 552 030 967 RCS Paris
www.valeo.com

Valeo

Communiqué de presse
Press release

20.06

Results for third quarter 2006

PARIS, France, 20 October 2006 - Following yesterday's meeting of its Board of Directors, Valeo presented its consolidated accounts for the third quarter 2006.

in millions of euros	3rd quarter			9 months		
(unaudited)	**2006**	**2005***	**Change**	**2006**	**2005***	**Change**
Total operating revenues	**2,263**	2,332	-3.0%	**7,572**	7,323	+3.4%
Gross margin	**335**	365	-8.2%	**1,170**	1,169	0.1%
% of sales	***15.0%***	*15.8%*	*-0.8 pt*	***15.6%***	*16.1%*	*-0.5 pt*
Operating income	**45**	81	-44.4%	**214**	240	-10.8%
% total revenues	***2.0%***	*3.5%*	*-1.5 pt*	***2.8%***	*3.3%*	*-0.5 pt*
Net income attributable to Company shareholders	**7**	29	-75.9%	**101**	101	0%
% total revenues	***0.3%***	*1.2%*	*-0.9 pt*	***1.3%***	*1.4%*	*-0.1 pt*
Basic earnings per share (in euros)	**0.10**	0.36	**-72.2%**	**1.32**	1.26	**+4.8%**

*** As required by IFRS norms, this data has been restated, e.g. to take into account activities in the process of being sold.*

2006 third quarter Group results

In the third quarter of 2006, Valeo's total operating revenues came to 2,263 million euros, down by 3.0% compared to the third quarter of 2005. Exchange rates had a negative impact of 0.8%. Excluding the impact of exchange rates and changes in the consolidated reporting entity, total operating revenues were down by 2.1%. At the same time, world automotive production displayed contrasting trends, with drops of 4% in Western Europe and 9% in North America, and gains of 11% in Asia and 3% in South America.

The gross margin for the quarter came to 335 million euros, down 8.2% compared to the third quarter 2005. This decrease, representing 0.8 margin points of total sales, was due in particular to the rise in raw material prices. The Group assesses their impact at 0.8 margin points over the period (2.5 points before taking into account the corrective measures undertaken).

Operating income amounted to 45 million euros (2.0% of total revenues) compared to 81 million euros (3.5% of total revenues) for the corresponding period in 2005. This figure takes into

Valeo

account "other net expenses" of 21 million euros, compared to 2 million euros in 2005. Total R&D expenses (net of customer funding) and administrative and selling expenses came to 269 million euros, down by 4.6% compared to the third quarter 2005.

Net income attributable to Valeo shareholders was 7 million euros compared to 29 million euros in 2005, after income tax of 23 million euros (15 million euros in 2005).

At 30 September 2006, Valeo's net debt stood at 1,077 million euros, compared to 1,080 million euros at 1st January 2006. The debt-to-equity ratio was 64%, compared to 63% at year-end 2005.

Sale of the Motors & Actuators product family

Valeo has signed a Memorandum of Understanding with Japanese company Nidec, with a view to selling its Motors & Actuators business.

Outlook for the fourth quarter

The Group expects automotive production in Europe to stabilize, reflecting sustained levels of production in Eastern Europe and a fall in Western Europe. Production should drop by 5% in North America (-11% for the Big 3). In this context, Valeo intends to improve its market share. Raw material prices should stabilize.

Valeo is an independent industrial Group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers. The Group has 133 plants, 71 R&D centers and 9 distribution centers, and employs 73,800 people in 29 countries worldwide.

For further information, please contact:
Kate Philipps, Group Communications Director, tel.: 01.40.55.20.65
Rémy Dumoulin, Investor Relations Director, tel.: 01.40.55.29.30

Valeo

Communiqué de presse
Press release

06.21

Valeo announces a project to sell its Electrical Motors & Actuators activity

Paris, France, October 20, 2006 - Valeo today announced that it has signed a Memorandum of Understanding for the sale of its Electrical Motors & Actuators activity to the Japanese group Nidec.

The parties expect to be in a position to sign the definitive agreements regarding this project once the employee representative consultation process has been completed.

Valeo's Electrical Motors and Actuators activity generated sales of 253 million euros in 2005. It employs 1,800 people in five plants (Germany, Spain, China, Poland, Mexico) and four R&D centers (Germany, North America, China).

Valeo is an independent industrial Group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers and employs 73,800 people in 133 plants, 71 R&D centers and 9 distribution centers in 29 countries.

For more information, please contact:
Alexandre Telinge, Group Media Relations & PR Manager, Tél.: 01.40.55.20.74
Matthieu de Crevoisier, Group Media Relations Coordinator, Tél.: 01.40.55.37.68